BRITVIC plc

RECEIVED

2007 MAY 23 A 7:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 May 2007

Tel: 01245 504482
Fax: 01245 504077

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street
NE Washington
DC 20549
USA

07023728

SUPPL

Dear Sirs

EXEMPTION PURSUANT TO RULE 12g3-2(b)
BRITVIC plc – FILE NO: 82-35035

Please find enclosed a copy of a regulatory regulatory announcement released to the London Stock Exchange today.

Yours faithfully

John Price
Company Secretary

Encs.

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

dw 5/23

Registered Office:
Britvic House
Broomfield Road
Chelmsford CM1 1TU

Registered in London
No. 5604923

Announcement re Acquisition

(FOR IMMEDIATE RELEASE)

Monday 14th May 2007

Britvic plc ("Britvic")

Acquisition of the soft drinks and related businesses of C&C Group plc

Summary

The Board of Britvic is pleased to announce that it has agreed to acquire the soft drinks and distribution businesses ("CCSD") of C&C Group plc for €249.2m (£169.5m) in cash. CCSD owns a number of leading brands in the Republic of Ireland and Northern Ireland ("the territory"), including Club, Ballygowan water, Britvic, Cidona, MiWadi, and Energise Sport as well as the rights to Pepsi and 7Up brands in the territory through its bottling agreements with PepsiCo.

Commenting on the acquisition, Paul Moody, CEO of Britvic:

"This is a great opportunity to accelerate earnings growth and provides us with a leading position in the soft drinks markets in both the Republic of Ireland and Northern Ireland. Additionally, there is exciting potential for supply chain synergies, brand and product expansion and innovation.

This is an important acquisition for Britvic as we seek to grow the business both within the UK and by selective international expansion. We are very pleased to welcome an experienced and highly capable CCSD senior management team and their colleagues. We believe we have many opportunities to further develop both CCSD's own brands and the Pepsi and 7Up brands in these markets."

Rationale for the acquisition and financial effects

The transaction represents an important step in the strategic development of Britvic, consolidating complementary businesses in the territory and adding to Britvic's position in Great Britain.

The transaction is expected to be earnings enhancing before integration costs in the first full year, and will cover Britvic's cost of capital in the second full year.

Britvic anticipates annual pre-tax synergies of around €14m, to include the following:

- Improved revenue growth through increased focus and leveraging brand portfolio strength;
- Increased utilisation of the existing supply chain network;
- Scale benefits in direct procurement;
- System benefits driving indirect procurement savings.

The anticipated integration costs to achieve these synergies will be in the region of €20-€25m over the first three years, around half of which is estimated to be capital expenditure. One-off working capital benefits in the same period are expected total between €6-7m.

This acquisition represents the most significant step to date in Britvic's acquisition growth plans highlighted at the time of flotation in 2005. It will:

- Accelerate short-term growth and provides further significant opportunities for Britvic to drive scale economics whilst also leveraging asset efficiency across a broader product and geographic footprint;

- Facilitate a low risk incremental expansion to Britvic's international activities alongside our longstanding partner PepsiCo;
- Give Britvic, over the mid to longer term, the opportunity to drive the Group's top line growth via:
  - The potential cross-introduction of selected brands in both countries;
  - Application of supply chain and commercial best practice;
  - Acceleration of new product development.

Overview of CCSD

CCSD is the second largest branded soft drinks business in territory by both volume and value. CCSD's brand profile position is very similar to Britvic's, and it retains four of the number one soft drinks brands in their categories. It holds the franchise for PepsiCo's 7Up and Pepsi brands in the territory whilst also having a portfolio of owned brands including Ballygowan, the number one water brand in Ireland with volume of 61m litres, the Club brand, which is the number one fruit carbonate brand with total volume of 42m litres, as well as MiWadi and the Britvic brand.

The territory has a total population of 5.8m people (Republic of Ireland 4.2m, Northern Ireland 1.6m) with the greatest growth in the most economically active age groups (25+ yrs). GDP CAGR 02-07 is 5.6% with disposable income growing at 4.1%.

The territory has the highest per capita consumption of carbonated soft drinks (CSD's) in Europe (122 ltrs/head compared with an average of 100lts/head). There is growing health consciousness centred on sugar consumption and childhood obesity, and this aligns itself to Britvic's adapting soft drinks portfolio. Water consumption, whilst relatively low, is growing rapidly. There is also a high level of interest in 'functional' and 'enhanced' beverages.

Terms and Timing of the Acquisition

Expected to be completed before 31st August 2007, the acquisition will be funded 100% by debt, using existing debt facilities.

Britvic will retain the experienced CCSD senior management team to help ensure continuity. Britvic also expects to retain all brands, subject to competition authority approval.

Competition law in the Republic of Ireland requires notification of the transaction to the competition authorities with a minimum 30 day gap before approval and hence completion of the transaction.

Financial information

<u>CCSD</u>

On an IFRS basis, for the year ended 27 February 2007, CCSD had net turnover of €269.9m and earnings before interest, taxation, depreciation and amortisation of €24.7m. Gross assets as at 27 February 2007 were €134.4m. An FRS 17 pension deficit of around €20m will also be assumed.

The purchase consideration reflects earnings, synergies and also the favourable local tax environment.

<u>Britvic's Current Trading</u>

Current trading reflects the positive trends seen earlier in the financial year, with an improved performance in the carbonates market compared with the post Christmas period last year. As a result, management remains confident with regard to the full year outcome. Further information on this and the acquisition will be available on Monday 21st May 2007 when our Interim Results will be released.

INVESTOR ENQUIRIES:

Britvic plc 00 44 (0)1245 504 330

John Gibney

Jo Guano

Craig Marks

PRESS ENQUIRIES:

Britvic plc 00 44 (0)7834 962542

Julian Mears

Brunswick 00 44 (0)20 7404 5959

Tom Buchanan

Conor McClafferty

There will be a conference call today at 9.30am for investors, analysts and lending banks where there will be an opportunity to ask questions. Accompanying slides will be available on britvic.com from 9.00am.

There will also be a conference call at 2pm (9am Eastern Time) primarily for US investors, noteholders and analysts, and again there will be an opportunity to ask questions. A recording of the calls will be available for seven days. To access this call please dial the access number below and use the pin number given.

Access number	+44 (0)20 8609 0205
Pin number	542386#
Redial number	+44 (0)20 8609 0289
Conference reference	172866#

Notes to editors

Britvic is one of the two leading branded soft drinks businesses in Great Britain. The Company is the largest supplier of still soft drinks, the faster growing category in the soft drinks market, and the number two supplier of carbonates.

Britvic plc's broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J2O and Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo which runs until December 2023. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all major soft drinks categories, via all available routes to market.

Cautionary note regarding forward-looking statements

This announcement includes statements that are forward-looking in nature. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by the Listing Rules and applicable law, Britvic undertakes no obligation to update or change any forward-looking statements to reflect events occurring after the date such statements are published.

END